

July 15, 2010

Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

      Re: HCP, Inc
              Form 10-KSB for the year ended December 31, 2009
              File No. 001-08895

Dear Mr. Herzog:

We have reviewed your response letter dated June 7, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

1. We have considered your response to our prior comment 1. As long as lending operations remain a significant portion of the company's business, we continue to believe that interest expense should be classified as an operating expense.

As appropriate, please respond to these comments within ten business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Branch Chief